

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2022

Leo Lu
Chief Executive Officer
Bitfufu Inc.
111 North Bridge Road, #15-01
Peninsula Plaza, Singapore 179098

> **Re: Bitfufu Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form F-4**
> **Submitted July 28, 2022**
> **CIK No. 0001921158**

Dear Mr. Lu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2022 letter.

Amendment No. 3 to DRS on Form F-4 submitted July 28, 2022

Cover Page

1. You disclose here and elsewhere that the aggregate stock consideration will consist of 15,000,000 Class A ordinary shares and 135,000,000 Class B ordinary shares. On page 144 and elsewhere, you disclose that the aggregate stock consideration for the business combination will be 7,500,000 Class A ordinary shares and 142,500,000 Class B ordinary shares. Please revise to reconcile these apparent discrepancies or advise.

Security Ownership of Certain Beneficial Owners and Management, page 169

2.   We note that following the business combination you will have two classes of voting securities, Class A ordinary shares with one vote per share and Class B ordinary shares with five votes per share. Please revise your post-business combination beneficial ownership table disclosures to separately present the beneficial ownership of each class of voting securities and also include a column to reflect each beneficial owner's total voting power.

Consolidated Statements of Cash Flows , page F-39

3.   We note that you are presenting the purchase of digital assets as an operating activity. Please provide your accounting analysis that supports your presentation.

4.   Please clarify whether the activity presented for "Prepayment to suppliers" and "Contract liabilities" are based on uses or sources of cash. That is, confirm that the activity reported is based on cash activity.

(g) Digital assets, page F-42

5.   We continue to evaluate your response to prior comment 6 and may have further comments.

Cloud Solution, page F-44

6.   We continue to evaluate your response to prior comment no. 7 and may have further comments.

Selling of mining equipment, page F-45

7.   We note your response to prior comment 11 and continue to evaluate your analysis.

Cryptocurrency self-mining revenue, page F-46

8.   Please clarify when you are recognizing revenue. Your disclosure states that revenue is measured based on the fair value of the coins mined and that the fair value is determined using the quoted price of coins at 8:00am GMT+8 of the date when they are mined. Tell us how you comply with ASC 606-10-32-21 to 32-24. That is, please tell us how you comply with recognizing the estimated fair value of the non-cash consideration at contract inception.

9.   Please clarify the nature of your performance obligation in the Company's contracts with mining pool operators. Please clarify whether you satisfy your performance obligation over time or at a point in time. Please provide your analysis of how you considered ASC 606-10-25-24.

10. Please clarify for what period each party to your contract has enforceable rights and obligations and the basis for your conclusion. In your reply, please clarify whether your right or the pool operator's right to terminate the contract governing your participation in the pool is conditional.

Note 3. Digital Assets, page F-49

11. We continue to evaluate your response to prior comment 12 and may have further comments.

12. We note that you have loaned USDT to a third party. Please provide us with an accounting analysis with citations to authoritative literature supporting your accounting treatment.

    You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrei Sirabionian